Exhibit 3.29

ARTICLES OF ORGANIZATION

OF

OKLAHOMA WINDSTREAM, LLC

The undersigned, for the purpose of forming and Oklahoma limited liability company pursuant to the provisions of 18 Oklahoma Statutes, Section 2004, does hereby execute the following articles:

1. The name of the limited liability company is Oklahoma Windstream, LLC (the “Company”).

2. The street address of the Company’s principal place of business is, 4001 Rodney Parham Road, Little Rock, Arkansas 72212.

3. The name and address of the Company’s registered agent in the state of Oklahoma is 735 First National Building, 120 North Robinson, Oklahoma city, Oklahoma 73102.

4. The Company’s existence is perpetual.

In Witness Whereof, the undersigned has executed these Articles of Organization this 31st day of October 2007.

OKLAHOMA WINDSTREAM, INC.

By:	/s/ John P. Fletcher
Name:	John P. Fletcher
Title:	Executive Vice President and General Counsel